

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 5, 2008

Via U.S. Mail

Gao Xincheng
Chief Executive Officer
China Bio Energy Holding Group Co., Ltd.
c/o Xi'an Baorun Industrial Development Co., Ltd.
Dongxin Century Square, 7th Floor
Hi-Tech Development District
Xi'an, Shaanxi Province, PRC 710043

> **Re:** **China Bio Energy Holding Group Co., Ltd.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed April 18, 2008**
> **File No. 333-147953**
>
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed March 31, 2008**
> **File No. 0-25413**

Dear Mr. Xincheng:

We have reviewed your amended filing and your response letter dated April 17, 2008 and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1/A

The inadequacy of our current internal financial reporting controls…, page 8

1.   We note that in your annual report you have concluded that your disclosure
        controls and procedures were inadequate, but that your internal control over
        financial reporting was effective. However, it appears that in this risk factor you
        discuss internal control over financial reporting and disclosure controls and
        procedures as if they are the same concept, and as if you reached the same
        conclusion regarding their effectiveness. Please revise this risk factor by
        discussing the two concepts separately, and by disclosing the different
        conclusions regarding effectiveness.

Risk Factors

If we do not timely file and have declared effective the registration statement…, page 13

2.   Please quantify the amount of liquidated damages accrued as of a recent date.

Selling Stockholders, page 15

3.   We note that you have added several selling shareholders since your last
        amendment. Please disclose how all of your selling shareholders obtained their
        shares. Also, advise us supplementally of the exemption relied upon in issuing
        the shares to the selling shareholders.

Management's Discussion and Analysis, page 20

4.   Please define "WFOE" the first time you use this acronym.

5.   We note your statement that "The 400% increase in our gasoline sales in 2006
        was primarily due to…" Please disclose the numbers you used in calculating the
        400% increase.

6.   We note your statement on page 23 that "Working capital equaled approximately
        $30 million at December 31, 2007, compared to $13.1 million at December 31,
        2006, an increase of 129%." Please tell us how you calculated the 129%, as it
        does not appear to relate to the numbers provided in the referenced sentence.

Business, page 27

7.   We note your response to comment 20 and reissue this comment. Please include
        substantially enhanced and detailed disclosure regarding the nature and terms of
        your contractual arrangements with Xi'an Baorun Industrial Development Co.,

Ltd. For example, explain in detail how the contractual agreements allow you to "secure significant rights to influence Xi'an Baorun's business operations, policies and management, approve all matters requiring shareholder approval, and the right to receive 100% income earned by Xi'an Baorun." Among other items, we would expect you to discuss how the shareholders were located, what compensation each receives as a result of the contract, if any, how frequently terms are changed to ensure that you obtain "100% of the income earned by Xi'an Baorun" and how the contract works in practice. We may have additional comments.

Executive Compensation, page 41

8.   We note your response to comment 23 and reissue this comment. Please identify in the prospectus the "comparable peer companies" against whom you compare your executives' base salary.

Consolidated Statements of Stockholders' Equity, page F-5

9.   We note to record the recapitalization transaction you have recorded an adjustment to reflect the par value of the shares held by the shareholders of International Imaging Systems immediately prior to the merger. Ordinarily we would expect the entry to record the recapitalization would also require an adjustment to Additional Paid in Capital for the net assets or liabilities of the shell entity acquired.

Note 1 – Organization and Description of Business, page F-7

10.   In your response to prior comment 27(e) you state that Redsky Industrial (Xi'an) Co. Ltd. ("Redsky Industrial") is under common control with Xi'an Baorun Industrial Development Co. Ltd. ("Baorun Industrial"), although you also state that in recording the transaction, Redsky Industrial "…initially measured the assets and liabilities" of Baorun Industrial at the amounts carried in its own accounts, indicating a point other than initial measurement. Please submit further details about the ownership of these two entities prior to entering into the Redsky Contracts, which established Redsky Industrial as the primary beneficiary. It should be clear how your conclusions are consistent with the EITF 02-5 guidance for identifying entities that are under common control.

Summary of Significant Accounting Policies, page F-9

Segment Reporting, page F-13

11.   You state that substantially all of your operations are conducted in one industry and you have one reportable business segment. However, in your Business

section of the registration statement you state that you are engaged in two businesses: the manufacture and distribution of biodiesel products and the processing and distribution of finished oil products. You further describe the different types of oil products that you sell along with biodiesel, and describe within MD&A how these different product lines contributed to your results of operations. Please explain to us how you concluded that your product lines do not represent segments that would require you to present further disaggregated financial information under the guidance of SFAS 131. Please note for purposes of identifying reportable business segments, you may only aggregate operating segments that meet all the criteria set forth in paragraph 17 of SFAS 131. Operating segments not meeting the quantitative thresholds outlined in paragraph 18 may only be aggregated and presented as one reportable segment if the majority of aggregation criteria are met.

12.   Please provide the disclosures outlined in paragraphs 37 though 39 of SFAS 131, pertaining to revenues from external customers for each of your products and services, revenues and long-lived assets according to geographic areas, and the extent of your reliance on each major customer.

Form 10-K for the fiscal year ended December 31, 2007

Controls and Procedures, page 24

13.   You state that your chief executive officer and chief accounting officer concluded that your disclosure controls and procedures were inadequate, although they were "…unaware of any compromised effectiveness in [your] reporting obligations." Please replace these disclosures with disclosure stating specifically whether your certifying officers concluded that your disclosure controls and procedures were effective or not effective as of the end of the period covered by your report.

14.   Please revise to describe the events surrounding the determination that your disclosure controls and procedures were "inadequate", including who identified the inadequacy (or ineffectiveness, as applicable), and when the inadequacy/ineffectiveness first began. You state that you are developing a plan that is dependent in part upon the reallocation of responsibilities and the hiring additional personnel. Disclose when these actions are to occur, and any associated material costs.

15.   Your disclosure related to changes in *internal controls* implies that you have disclosed such changes in a previous section of the annual report, and indicates that other than those changes there have been no other changes subsequent to the evaluation date. Please replace this disclosure to include a discussion of all changes in your *internal control over financial reporting* that occurred *during the fourth fiscal quarter* that has materially affected, or is reasonably likely to

materially affect, your internal control over financial reporting, to comply with Item 308(c) of Regulation S-K.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jennifer Gallagher at (202) 551-3706 or Karl Hiller, Branch Chief at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Sean Donahue at (202) 551-3579, or in his absence, me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: K. Hiller
        J. Gallaher
        S. Donahue
        Ronit Fischer (646.619.4967)